UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE ELECTRIC NETWORK.COM, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

28500Q 10 8
(CUSIP Number)

BRAD W. RUDOVER
SUITE 1400-1500 W. GEORGIA STREET, VANCOUVER
BRITISH COLUMBIA V6G 2Z6
(604) 684-3027
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28500Q 10 8

1.	Names of Reporting Persons. Brad W. Rudover I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ____________________________________
(b) ____________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500,000

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 4,500,000

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 23.93%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the common stock, $.001 par value of The Electric Network.com, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #1400-1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: Brad Rudover.
(b)	Business Address: Suite 1400-1500 W. Georgia Street, Vancouver, British Columbia V6G 2Z6.
(c)	Present Principal Occupation: Logistics Manager, Davis Trading Ltd., whose address is 1100 Grant Street, Vancouver, British Columbia V6A 2J6.
(d)	Disclosure of Criminal Proceedings: Mr. Rudover has not been convicted in any criminal proceeding at any time.
(e)
Disclosure of Civil Proceedings: Mr. Rudover has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Mr. Rudover is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Rudover purchased 4,500,000 shares of the Issuer's common stock in a private transaction for $10,000 cash on January 27, 2004. Mr. Rudover used his personal funds to purchase the securities described in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Rudover purchased 4,500,000 shares of the Issuer's common stock in a private transaction for $10,000 cash on January 27, 2004 from Stephen G. Hanson and concurrently was appointed as President, Chief Executive Officer and a director of the Issuer. As part of the purchase of the 4,500,000 shares of the Issuer's common stock, Mr. Rudover agreed to assume Mr. Hanson’s management role with the Issuer.

The securities of the Issuer were acquired by Mr. Rudover for investment purposes and to acquire control of the company.

Mr. Rudover reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Rudover beneficially owns a total of 4,500,000 shares of the Issuer's common stock as follows:

(a)	See the cover page of this Schedule.
(b)	See the cover page of this Schedule.
(c)	None.
(d)	Not Applicable.
(e)	Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2004

/s/ Brad W. Rudover
Brad W. Rudover

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)